EXHIBIT 21.1


           SUBSIDIARIES OF INN OF THE MOUNTAIN GODS RESORT AND CASINO

1)   Casino Apache, an unincorporated enterprise of the Mescalero Apache Tribe

2) Inn of the Mountain Gods, an unincorporated enterprise of the Mescalero Apache Tribe

3) Casino Apache Travel Center, an unincorporated enterprise of the Mescalero Apache Tribe

4)   Ski Apache, an unincorporated enterprise of the Mescalero Apache Tribe